Exhibit 99.2

Level 12, Suite 1202 65 Berry Street North Sydney NSW 2060 Australia P.O. Box 651 Botany NSW 1455	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
10 November 2011
Company Announcements Office
Australian Securities Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sir/Madam,
Results of 2011 Annual General Meeting
Sims Metal Management Limited
In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution as set out in the attached proxy summary.
Yours faithfully
Frank Moratti
Group General Counsel and Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630

SIMS METAL MANAGEMENT LIMITED	Proxy Summary
ANNUAL GENERAL MEETING 2011	Thursday, November 10, 2011
1)	Re-elect Gerald E Morris as a Non-Executive Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
142,187,235	1,192,275	121,501	7,668,165
The motion was carried as an ordinary resolution on a show of hands.

2)	Re-elect Norman R Bobins as a Non-Executive Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
142,524,239	850,452	126,699	7,667,786
The motion was carried as an ordinary resolution on a show of hands.

3)	Re-elect Heather Ridout as a Non-Executive Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
142,554,752	839,755	119,795	7,654,874
The motion was carried as an ordinary resolution on a show of hands.

4)	Re-elect John T DiLacqua as a Non-Executive Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
142,327,798	1,037,271	131,560	7,672,547
The motion was carried as an ordinary resolution on a show of hands.

5)	Approve Participation in Sims Metal Management Limited Long Term Incentive Plan by Mr Daniel Dienst

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
98,820,712	45,942,062	5,165,947	768,609
The motion was carried as an ordinary resolution on a show of hands.

6)	To adopt the Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
141,959,147	7,248,809	635,945	778,590
The motion was carried as an ordinary resolution on a show of hands.